Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
COMPLETION OF PLACING OF NEW SHARES UNDER GENERAL MANDATE
J.P.MORGAN, RBS
as Joint Placing Agents

COMPLETION OF PLACING OF NEW SHARES UNDER GENERAL MANDATE

The Company today announces that the completion of the Placing took place on 15 July 2010 and 1,500 million Shares, representing approximately 5.82% of the Company’s Shares in issue as enlarged by the Placing, were issued to not fewer than six (6) independent Placees, who are third parties independent of and not connected with the Company and its connected persons, at the placing price of HK$0.52 per Placing Share.

Reference is made to the announcements of the Company dated 7 July 2010 and 8 July 2010, respectively, the “Announcements”). Unless otherwise defined, capitalised terms in this announcement shall have the same meanings as those defined in the Announcements.

COMPLETION OF PLACING OF NEW SHARES UNDER GENERAL MANDATE

The Company today announces that all the conditions under the Placing Agreement entered into between the Company and the Placing Agents in relation to the Placing have been fulfilled.

Completion of the Placing took place on 15 July 2010, pursuant to which the Company issued and allotted 1,500 million Shares, representing approximately 5.82% of the Company’s Shares in issue and outstanding upon completion of the Placing, to not fewer than six (6) independent Placees, who are third parties independent of and not connected with the Company and its connected persons, at the Placing Price of HK$0.52 per Placing Share.

Reference is made to the Announcements relating to, among other things, the potential exercise of pre-emptive right and further subscription of new Shares by certain shareholders of the Company. A further announcement will be made upon the entering into by the Company of any agreement as a result of such potential exercise of pre-emptive right and further subscription.

CHANGES IN SHAREHOLDING STRUCTURE

The table below sets out the shareholding structure of the Company immediately before and after the completion of the Placing:

	As at the date of this announcement		Immediately after completion of the Placing [Note 4]
Name of Shareholder	Number of Shares	Approximate %	Number of Shares	Approximate %
Datang Telecom Technology & Industry Holdings Co., Ltd.	3,699,094,300 (note 1)	15.24%	3,699,094,300	14.35%
Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	410,008,000 (note 2)	1.69%	410,008,000	1.59%
	1,833,269,340 (note 3)	7.55%	1,833,269,340	7.11%
Total for SIIC	2,243,277,340	9.24%	2, 243,277,340	8.70%
Sub-total	5,942,371,640	24.48%	5,942,371,640	23.05%
Taiwan Semiconductor Company Limited (“TSMC”)	1,789,493,218	7.37%	1,789,493,218	6.94%
Public Shareholders:
- Placees	—	—	1,500,000,000	5.82%
- Others	16,543,190,912	68.15%	16,543,190,912	64.19%

Total	24,275,055,770	100%	25,775,055,770	100%

Notes:

(1)	All such Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang.

(2)	All such Shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(3)	All such Shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. The Company’s Director, Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. Wang Zheng Gang, alternate to Zhou Jie, is the Chief Representative of the Shanghai Representative Office of SIHL and the chairman of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the Shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

(4)	The changes in shareholding structure immediately after the placing does not take into account any dilution from any potential further subscriptions the details of which have been set out in the announcement of the Company dated 8 July 2010.

None of the Placees has become a substantial Shareholder (as defined in the Listing Rules) of the Company immediately after the completion of the Placing.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer,
Executive Director

Shanghai, 15 July 2010

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

For identification purposes only